TERYL RESOURCES CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

www.terylresources.com

N E W  S   R E L E  A S E

Teryl Resources Corp.

(the “Company”)

TSX Venture Exchange: TRC.V

OTCBB: TRYLF

TERYL RESOURCES CORP. ANNOUNCES DRILL PROGRAM TO

COMMENCE ON 100% OWNED  WESTRIDGE PROPERTY,

FAIRBANKS, ALASKA

For   Immediate   Release:   August   3,   2011.    Vancouver,   BC   –   Teryl   Resources   Corp.   (TSX   Venture

Exchange:  TRC.V,  OTCBB:  TRYLF)  wishes  to  announce  that  a  drilling  program  is  planned  this  season,

subject  to  adequate  financing,  to  test  several  anomalous  gold  targets.    The  Westridge  claims  are  22

miles,  by  road,  north  of  Fairbanks,  Alaska  and  adjacent  to  the  1.3  million  ounce  gold  deposit  called  the

True  North  Prospect,  which  was  previously  purchased  by  Kinross  for  96  million  dollars  of  shares  and cash.

Previous results announced on September 29, 2004 as follows:

Rock  and  soil  sampling  was  conducted  in  August  approximately  1,600  meters  west  of  the  Old  Glory prospect  where  the  Company  discovered  significant  gold  mineralization  in  2003  (see  News  Release dated  April  28,  2004).  Exploration  in  the  newly  discovered  area  was  prompted  by  past  soil  sampling conducted  by  Amax  Gold  that  indicated  anomalous  gold  and  arsenic  in  soils  on  the  ridgeline  between

Moose Creek #1 and Moose Creek #2.  Initial sampling consisted of 14 soil samples and 20 rock samples collected from hand-dug pits.

One  of  two  areas  selected  for  this  work  returned  soil  samples  containing  gold  values  ranging  up  to  848

ppb  with  elevated  arsenic  and  antimony  values.   Gold,  arsenic  and  antimony  values  were  consistently

higher  in  soil  samples  collected  over  granodiorite  intrusive  host  rocks  suggesting  a  possible  genetic

association  between  the  intrusive  rocks  and  gold  mineralization.   Rock  samples  collected  from  the  same

hand-dug pits where soil samples were collected returned gold values ranging up to 4,350 ppb (4.3 gpt or

0.127  opt).   Gold  was  associated  with  anomalous  arsenic  and  antimony  and  was  hosted  by  iron  oxide

stained  quartz-bearing  intrusives  and  quartz-mica  schist  of  the  Fairbanks  Schist.    The  extent  of  the

mineralization is open to expansion beyond the areas sampled to date in 2004.

Based  on  the  positive  results  from  preliminary  sampling,  additional  soil  and  rock  sampling  will  be conducted in October with the goal of defining future drilling targets for this part of the Westridge property.

The 100%-owned Westridge property is two miles south of the Kinross’s True North deposit, and six miles north  of  the  Fort  Knox  deposit,  which  was  reported  to  contain  4  million  ounces  of  gold  at  a  grade  of  0.03 opt gold.

All  geochemical  samples  were  analyzed  by  ALS  Chemex  for  gold  via  fire  assay  techniques  plus  a  multi-

element  suite  via  ICP  methods  with  four-acid  digestion.  Blanks  submitted  with  reconnaissance  samples suggest no unusual or spurious geochemical results.

Qualified  Person:  Mr.  Curtis  Freeman,  MS,  P.Geo.,  Certified  Professional  Geologist  (#6901),  member  of

the   American   Institute   of   Professional   Geologists,   is   the   Qualified   Person   as   defined   by   National

Instrument 43-101 responsible for the accuracy of this news release.

Two  distinct  gold  in  soil  anomalies  were  located  on  the  Westridge  property  in  1999  by  a  Bombardier

auger  soil  sample  program  and  RVC  drilling.   The  west  anomaly  is  approximately  4,000  feet  NWSE  by

3,000 feet NE - SW.  The east anomaly extends along a northeast trend for 7000 feet.

Previous drilling has resulted in significant gold intersected with values up to 35 feet of gold value grading

1.68 grams of gold (.049 opt).

ABOUT TERYL RESOURCES

Teryl  Resources  Corp.  symbol  TRC.V  TSX  Venture  –  has  several  gold  prospects  in  Alaska  near  the

Kinross  Fort  Knox  Mine,  including  a  20%  interest  in  the  Gil  property,  and  one  silver  property  located  in

Northern B.C. adjacent to Silvercorp’s silver lead zinc discovery. Teryl also has a small revenue interest in

3  oil  and  gas  wells  in  Texas  with  Anadarko  Petroleum  as  the  operator.  See  www.terylresources.com website for more detailed information.

ON BEHALF OF THE BOARD OF DIRECTORS

"John Robertson"

John Robertson President

Press Release contact information:

John Robertson President, Teryl Resources Corp.

T: 800-665-4616

http://www.terylresources.com

READER ADVISORY

This news release may contain certain forward-looking statements, including management's assessment of future plans and

operations,   and   capital   expenditures   and   the   timing   thereof,   that   involve   substantial   known   and   unknown   risks   and

uncertainties,  certain  of  which  are  beyond  the  Company's  control.  There  can  be  no  assurance  that  such  statements  will prove  accurate,  and  actual  results  and  developments  are  likely  to  differ,  in  some  case  materially,  from  those  expressed  or implied by the forward-looking statements contained in this press release. Readers of this press release are cautioned not to place undue reliance on any such forward-looking statements.

Forward-looking  statements  contained  in  this  press  release  are  based  on  a  number  of  assumptions  that  may  prove  to  be incorrect,  including,  but  not  limited  to:  timely  implementation  of  anticipated  drilling  and  exploration  programs;  the  successful completion of new development projects, planned expansions or other projects within the timelines anticipated; the accuracy of  reserve  and  resource  estimates,  if  any,  grades,  mine  life  and  cash  cost  estimates;  whether  mineral  resources  can  be developed; title to mineral properties; financing requirements; changes in laws, rules and regulations applicable to Teryl, and

changes  in  how  they  are  interpreted  and  enforced,   delays  resulting  from  or  inability  to  obtain  required  regulatory  approvals and  ability  to  access  sufficient  capital  from  internal  and  external  sources,  the  impact  of  general  economic  conditions  in

Canada,  and  the  United  States,  industry  conditions,   increased  competition,  the  lack  of  availability  of  qualified  personnel  or management,  fluctuations  in  foreign  exchange,  stock  market  volatility  and  market  valuations  of  companies  with  respect  to announced  transactions.  The  Company's  actual  results,  performance  or  achievements  could  differ  materially  from  those expressed  in,  or  implied  by,  these  forward-looking  statements,  including  those  described  in  the  Company's  Financial

Statements,   Management   Discussion   and   Analysis   and   Material   Change   Reports   filed   with   the   Canadian   Securities

Administrators  and  available  at  www.sedar.com,  and  the  Company’s  20-F  annual  report  filed  with  the  United  States

Securities  and  Exchange  Commission  at  www.sec.gov.   Accordingly,  no  assurances  can  be  given  that  any  of  the  events anticipated  by  the  forward-looking  statements  will  transpire  or  occur,  or  if  any  of  them  do  so,  what  benefits,  including  the amount of proceeds, that the Company will derive therefrom.

Readers  are  cautioned  that  the  foregoing  list  of  factors  is  not  exhaustive.  All  subsequent  forward-looking  statements,

whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these  cautionary  statements.  Furthermore,  the  forward-looking  statements  contained  in  this  news  release  are  made  as  at the  date  of  this  news  release  and  the  Company  does  not  undertake  any  obligation  to  update  publicly  or  to  revise  any  of  the included  forward-looking  statements,  whether  as  a  result  of  new  information,  future  events  or  otherwise,  except  as  may  be required by applicable securities laws.

This  news  release  does  not  constitute  an  offer  to  sell  or  a  solicitation  of  an  offer  to  buy  any  of  the  securities  in  the  United

States.  The  securities  of  the  Company  have  not  been  registered  under  the  United  States  Securities  Act  of  1933,  as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to

U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Neither  TSX  Venture  Exchange  nor  its  Regulation  Services  Provider  (as  that  term  is  defined  in  the  policies  of  the  TSX

Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.